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                             December 8, 2021

       Daniel Carlson
       Principal Executive Officer
       VS Trust
       2000 PGA Boulevard, Suite 4440
       Palm Beach Gardens, FL 33408

                                                        Re: VS Trust
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed November 3,
2021
                                                            File No. 333-248430

       Dear Mr. Carlson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note the disclosure that you are not an investment company as defined in the
                                                        Investment Company Act
of 1940. As such, please refrain from referring to each of the classes of securities
being offered as a "Fund" or an "ETF."
   2. Please add disclosure to your summary and risk factors sections to address the possibility of changes to the
regulatory framework for complex exchange-traded products and the potential impact such
changes could have on an investment in the products you are
                                                        offering.
 Daniel Carlson
FirstName
VS Trust LastNameDaniel Carlson
Comapany8,
December   NameVS
             2021 Trust
December
Page 2    8, 2021 Page 2
FirstName LastName
3. Please provide us with an update on the status of any review being conducted by the NFA and supplementally provide us with copies of any comments issued and your responses to those comments.
Cover Page

4. Please add a sentence to the second paragraph on the cover page, using bold or other prominent type, to disclose that because of the daily reset feature, the two products may not be suitable for investors who plan to hold them for longer than one trading session, particularly in volatile markets.
Summary
Overview, page 2

5. Please disclose, if true, that you intend to communicate on your website information about the holdings that will form the basis for the calculation of NAV at the end of that business day. Please also briefly discuss how the timing of this communication is intended to promote fair disclosure of information about the Shares.
Risk Factors
The NAV per Share may not correspond to the market price per Share, page 11

6. Please clarify here and on page 76, if true, that Indicative Optimized Portfolio Value
         (IOPV) is also known as the Intraday Indicative Value (IIV).
The Exchange may halt trading in the Shares of a Fund . . . , page 12

7. Please briefly describe the reasons why the Exchange may determine that trading in the
         Shares is inadvisable, including because trading is not occurring in the securities or the financial instruments composing the daily disclosed portfolio of the product or the presence of other unusual conditions or circumstances detrimental to the maintenance of a fair and orderly market.
Risks Applicable to Investing in VIX Futures Contracts and Other Financial Instruments
VIX futures contracts can be highly volatile . . . , page 14

8. Please refer to comment 4 in our letter dated September 16, 2020. Please provide additional context by discussing qualitatively the risk of total loss, including to the extent the class of shares is liquidated, within a single day during high market volatility. Please also quantify, both here and in the Overview section on page 1, the most significant single day declines of the Index during the volatile markets in 2020. Incorporation by Reference of Certain Documents, page 72

9. Please provide us with the basis for your conclusion that you are eligible to incorporate by reference future filings.
 Daniel Carlson
VS Trust
December 8, 2021
Page 3

       You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or John Spitz,
Staff Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



                                                          Sincerely,
FirstName LastNameDaniel Carlson
                                                          Division of
Corporation Finance
Comapany NameVS Trust
                                                          Office of Finance
December 8, 2021 Page 3
cc:       Barry Pershkow, Esq.
FirstName LastName